BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com


06015432

July 14, 2006


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
2006
213
SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

SUPPL

Re: PACIFIC TOPAZ RESOURCES LTD. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since May 2, 2006:

A. Copy of Notice of Change (of address) of Directors dated July 10, 2006 filed with the Registrar of Companies.

B. Copy of Notice of Articles dated July 10, 2006 issued by the Registrar of Companies.

C. Copies of news releases issued during the relevant period.

D. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **July 10, 2006 01:21 PM Pacific Time**

Incorporation Number:
BC0260471

Name of Company:
PACIFIC TOPAZ RESOURCES LTD.

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

Delivery Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

Last Name, First Name, Middle Name:
RIZZUTI, JOHN

Mailing Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Date and Time: July 14, 2006 12:10 PM Pacific Time


BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: July 10, 2006 01:21 PM Pacific Time

Incorporation Number: **BC0260471**

Recognition Date: Incorporated on February 21, 1983

NOTICE OF ARTICLES

Name of Company:

PACIFIC TOPAZ RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:	**Delivery Address:**
1376 ARBORLYNN DRIVE NORTH VANCOUVER BC V7J 2V3 CANADA	1376 ARBORLYNN DRIVE NORTH VANCOUVER BC V7J 2V3 CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:	**Delivery Address:**
305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA	305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA

Last Name, First Name, Middle Name:
RIZZUTI, JOHN

Mailing Address:	**Delivery Address:**
501-905 WEST PENDER STREET VANCOUVER BC V6C 1L6 CANADA	501-905 WEST PENDER STREET VANCOUVER BC V6C 1L6 CANADA

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:	**Delivery Address:**
39-3750 EDGEMONT BLVD. NORTH VANCOUVER BC V7R 2P8 CANADA	39-3750 EDGEMONT BLVD. NORTH VANCOUVER BC V7R 2P8 CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604)669-5819
Fax: (604)669-5886

May 19, 2006

Trading Symbol: PPZ
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. (the "Company") **(PPZ - TSX)** is pleased to announce it has agreed to a non-brokered private placement financing of up to $800,000 comprised of up to 4,324,324 units at $0.185 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.245 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital and general corporate purposes. Finder's fees may be payable on a portion of the financing in cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604)669-5819
Fax: (604)669-5886

June 2, 2006

Trading Symbol: PPZ
12g3-2(b): 82-1285

PACIFIC TOPAZ RE-ELECTS BOARD OF DIRECTORS

Pacific Topaz Resources Ltd. (the "Company") **(PPZ - TSX)** is pleased to announce that at its Annual General Meeting of shareholders held on May 31, 2006, Messrs Raymond Roland, Irvin Ridd, James Boyce and John Rizzuti were re-elected as directors of the Company. Mr. Roland is the President of the Company.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604)669-5819
Fax: (604)669-5886

June 21, 2006

Trading Symbol: PPZ
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. **(PPZ - TSX)** announces that it is not proceeding with the non-brokered private placement financing of up to $800,000 announced on May 19, 2006.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-0285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 19, 2006

Item 3. **News Release**

News Release dated May 19, 2006 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce it has agreed to a non-brokered private placement financing of up to $800,000 comprised of up to 4,324,324 units at $0.185 per unit.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce it has agreed to a non-brokered private placement financing of up to $800,000 comprised of up to 4,324,324 units at $0.185 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.245 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital and general corporate purposes. Finder's fees may be payable on a portion of the financing in cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of May 2006.

"Raymond Roland"
Raymond Roland, President

82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 02, 2006

Item 3. **News Release**

News Release dated June 02, 2006 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that at its Annual General Meeting of shareholders held on May 31, 2006, Messrs Raymond Roland, Irvin Ridd, James Boyce and John Rizzuti were re-elected as directors of the Issuer.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that at its Annual General Meeting of shareholders held on May 31, 2006, Messrs Raymond Roland, Irvin Ridd, James Boyce and John Rizzuti were re-elected as directors of the Issuer. Mr. Roland is the President of the Issuer.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of June 2006.

"Raymond Roland"
Raymond Roland, President

82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 21, 2006

Item 3. **News Release**

News Release dated June 21, 2006 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that that it is not proceeding with the non-brokered private placement financing of up to $800,000 announced on May 19, 2006.

Item 5. **Full Description of Material Change**

The Issuer announces that it is not proceeding with the non-brokered private placement financing of up to $800,000 announced on May 19, 2006.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 26th day of June 2006.

"Raymond Roland"
Raymond Roland, President